UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: July 20, 2010

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2010

Quarterly Net Revenues Increased by 45.7% Year-Over-Year

Quarterly Operating Income Increased by 46.3% Year-Over-Year

Quarterly Net Income attributable to New Oriental Increased by 118.7% Year-Over-Year

Fiscal Year Net Revenues Increased by 32.0% Year-Over-Year

Fiscal Year Operating Income Increased by 26.9% Year-Over-Year

Fiscal Year Net Income attributable to New Oriental Increased by 27.5% Year-Over-Year

Beijing, July 19, 2010—New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2010.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2010

•	Total net revenues increased by 45.7% year-over-year to US$86.6 million from US$59.4 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 118.7% year-over-year to US$5.8 million from US$2.6 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 26.9% year-over-year to US$9.0 million from US$7.1 million in the same period of the prior fiscal year.

•

Income from operations increased by 46.3% year-over-year to US$3.7 million from US$2.5 million in the same period of the prior fiscal year. Non-GAAP income from operations, which excludes share-based compensation expenses, decreased 0.9% year-over-year to US$6.9 million from US$7.0 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.15 and US$0.15, respectively. Non-GAAP basic and diluted net income per ADS attributable to New Oriental, which excludes share-based compensation expenses, were US$0.24 and US$0.23, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 32.4% year-over-year to approximately 437,200 from approximately 330,200 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2010

•	Total net revenues increased by 32.0% year-over-year to US$386.3 million from US$292.6 million.

•	Net income attributable to New Oriental increased by 27.5% year-over-year to US$77.8 million from US$61.0 million.

•	Non-GAAP net income attributable to New Oriental increased by 20.8% year-over-year to US$94.0 million from US$77.8 million.

•

Income from operations increased by 26.9% year-over-year to US$77.3 million from US$60.9 million. Non-GAAP income from operations increased by 20.4% year-over-year to US$93.5 million from US$77.7 million.

•

Basic and diluted net income attributable to New Oriental per ADS were US$2.06 and US$2.01, respectively. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$2.49 and US$2.43, respectively.

•	Total student enrollments in language training and test preparation courses increased by 19.0% year-over-year to approximately 1,807,700 from approximately 1,519,500 in the prior fiscal year.

•

The total number of schools and learning centers increased to 367 as of May 31, 2010, up from 270 as of May 31, 2009. The number of schools remained at 48, located in 40 cities as of May 31, 2010. The number of learning centers increased by 43 in the quarter to 319 as of May 31, 2010, up from 276 as of February 28, 2010.

Financial and Student Enrollments Summary – Fourth Quarter and Fiscal Year 2010

(US$ in thousands, except per ADS data, student enrollments and percentages)

	Q4 of FY2010	Q4 of FY2009	Pct. Change
Net revenues	86,581	59,426	45.7%
Net income attributable to New Oriental	5,773	2,640	118.7%
Non-GAAP net income attributable to New Oriental (1)	9,037	7,122	26.9%
Operating income	3,653	2,497	46.3%
Non-GAAP operating income (1)	6,917	6,979	-0.9%
Net income per ADS attributable to New Oriental - basic (2)	0.15	0.07	115.9%
Net income per ADS attributable to New Oriental - diluted (2)	0.15	0.07	116.3%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	0.24	0.19	25.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	0.23	0.19	25.5%
Total student enrollments in language training and test preparation courses	437,200	330,200	32.4%

	FY2010	FY2009	Pct. Change
Net revenues	386,307	292,567	32.0%
Net income attributable to New Oriental	77,789	61,016	27.5%
Non-GAAP net income attributable to New Oriental (1)	93,972	77,766	20.8%
Operating income	77,314	60,920	26.9%
Non-GAAP operating income (1)	93,497	77,670	20.4%
Net income per ADS attributable to New Oriental - basic (2)	2.06	1.64	25.9%
Net income per ADS attributable to New Oriental - diluted (2)	2.01	1.59	26.4%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	2.49	2.09	19.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	2.43	2.03	19.8%
Total student enrollments in language training and test preparation courses	1,807,700	1,519,500	19.0%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a Non-GAAP basis that excludes share-based compensation expenses to reflect meaningful supplemental information regarding its operating performance. For more information on these Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	Each ADS represents four common shares.

“We are pleased to report solid fourth fiscal quarter results with continued strong revenue growth of 45.7% and even higher profit growth of over 110%,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “For the full fiscal year 2010, we achieved outstanding financial results despite the challenges posed by the H1N1 flu outbreak last summer and fall. We saw about 19% year-over-year growth in student enrollments in language training and test preparation courses, which resulted in net revenue growth of 32% to US$386.3 million, exceeding our target of 25-30% growth for fiscal year 2010, and profit growth of 27.5% to US$77.8 million. As we enter fiscal year 2011, we continue to see strong demand for our program offerings this summer, and we are again targeting top line growth of approximately 25-30% for this fiscal year ending May 31, 2011.”

“Starting in the fourth fiscal quarter, we accelerated the expansion of our network by adding a net of 43 learning centers in more than 20 cities, which brought our total number of schools and learning centers to 367 at the end of fiscal year 2010, an increase of 97 from a year ago exceeding our target of 70 learning centers for the year. As we enter fiscal year 2011, we plan to continue expanding aggressively by adding about 100 learning centers in existing cities and penetrating two to four new cities. Concurrently, we are launching two exciting, large scale initiatives in fiscal year 2011. Our first initiative is Kids’ Math and Kids’ Chinese writing programs under our highly successful POP Kids brand, which will target 6- to 12-year-old children and complement our POP Kids English courses. Our second initiative is New Oriental’s proprietary new learning system for Middle and High School students, which focuses on English and all-subjects skills assessment, development, testing and improvement. With these new programs being rolled out to our network of schools and learning centers, New Oriental is targeting over 1 million student enrollments for our programs for 6- to 18-year-old students in fiscal year 2011, up from approximately 790,000 in fiscal year 2010. Combined with the over 1 million adult enrollments we are expecting for fiscal year 2011, we are targeting a total of over 2 million student enrollments for the upcoming 12 months, an important milestone for the company and testament to the high quality of our educational programs and service offerings,” concluded Mr. Yu.

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, stated, “Our three key business segments continued to perform very well. First, the Middle and High School U-Can all-subjects training program has been rolled out to 39 cities throughout China. Enrollments in non-English U-Can courses in the fourth fiscal quarter were over 36,800, which brought the enrollments for the full fiscal year 2010 to approximately 120,000, and total revenues in non-English U-Can courses for the fiscal year 2010 reached US$34 million. These results are well above our original targets of 80,000 to 90,000 enrollments and revenues of US$25 million. Second, our POP Kids English program recorded year-over-year enrollment growth of more than 50% for the fourth fiscal quarter, growing to over 104,000, and enrollment growth for fiscal year 2010 exceeded 40%, rising to over 434,300, with fiscal year revenue growth of over 44% year-over-year to approximately US$50 million. Third, our Overseas Test Preparation program recorded enrollment growth of 25% and year-over-year revenue growth of over 40% in the fourth fiscal quarter, with fiscal year enrollment growth of 12% to over 256,500 and fiscal year revenue growth of about 30% to approximately US$107 million.”

Financial Results for the Fiscal Quarter Ended May 31, 2010

For the fourth fiscal quarter of 2010, New Oriental reported net revenues of US$86.6 million, representing a 45.7% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$74.3 million, representing a 44.7% increase year-over-year. The growth was mainly driven by the increase in number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the fourth quarter of fiscal year 2010 increased by 32.4% year-over-year to approximately 437,200 from approximately 330,200 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$82.9 million, a 45.7% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$79.7 million, a 51.9% increase year-over-year.

Cost of revenues for the quarter increased by 41.1% year-over-year to US$36.4 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter increased by 69.4% year-over-year to US$17.4 million, primarily due to brand promotion expenses, especially for relatively new programs such as the U-Can all-subjects training program.

General and administrative expenses for the quarter increased by 39.7% year-over-year to US$29.2 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$26.0 million, a 56.2% increase year-over-year, primarily due to increased headcount as the company expanded its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 27.2% to US$3.3 million in the fourth quarter of fiscal year 2010 from US$4.5 million in the same period of the prior fiscal year.

Income from operations for the quarter was US$3.7 million, a 46.3% increase from US$2.5 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$6.9 million, a 0.9% decrease from US$7.0 million in the same period of the prior fiscal year.

Operating margin for the quarter was 4.2%, compared to 4.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 8.0%, compared to 11.7% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$5.8 million, representing a 118.7% increase from the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.15 and US$0.15, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$9.0 million, representing a 26.9% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.24 and US$0.23, respectively.

Capital expenditures for the quarter were US$6.4 million, primarily used to add a net of 43 new learning centers.

As of May 31, 2010, New Oriental had cash and cash equivalents of US$281.1 million, as compared to US$250.8 million as of February 28, 2010. In addition, the Company had US$137.9 million in term deposits at the end of the quarter. Net operating cash flow for the fourth quarter of fiscal year 2010 was approximately US$48.2 million.

The deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2010 was US$107.1 million, an increase of 43.2% as compared to US$74.8 million at the end of the fourth quarter of fiscal year 2009.

Financial Results for the Fiscal Year Ended May 31, 2010

For the fiscal year ended May 31, 2010, New Oriental reported net revenues of US$386.3 million, a 32.0% increase year-over-year.

Net revenues from educational programs and services for the fiscal year ended May 31, 2010 were US$352.9 million, representing a 32.5% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses for the fiscal year ended May 31, 2010 increased by 19.0% year-over-year to approximately 1,807,700 from approximately 1,519,500 in the fiscal year ended May 31, 2009.

Income from operations for the fiscal year ended May 31, 2010 was US$77.3 million, a 26.9% increase year-over-year. Non-GAAP income from operations for the fiscal year ended May 31, 2010 was US$93.5 million, a 20.4% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2010 was 20.0%, compared to 20.8% for the fiscal year ended May 31, 2009. Non-GAAP operating margin for the fiscal year ended May 31, 2010 was 24.2%, compared to 26.5% for the fiscal year ended May 31, 2009.

Net income attributable to New Oriental for the fiscal year ended May 31, 2010 was US$77.8 million, representing a 27.5% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year ended May 31, 2010 were US$2.06 and US$2.01, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year ended May 31, 2010 was US$94.0 million, a 20.8% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year ended May 31, 2010 were US$2.49 and US$2.43, respectively.

Outlook for First Quarter of Fiscal Year 2011

New Oriental expects its total net revenues in the first quarter of fiscal year 2011 (June 1, 2010 to August 31, 2010) to be in the range of US$188.2 million to US$197.2 million, representing year-over-year growth in the range of 26% to 32%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 19, 2010 U.S. Eastern Time (8 PM on July 19, 2010 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8840
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until July 26, 2010:

International: +1-617-801-6888

Passcode:       88042371

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2011 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:      +86-10-6260-5566 x8203

Email:  zhaosisi@staff.neworiental.org

Mr. Henry Fraser

Beijing Brunswick Consultancy Ltd.

Tel:      +86-10-6566-4156

Email:  hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier

Brunswick Group LLC

Tel:      +1-212 333 3810

Email:  ktellier@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2010	As of February 28 2010
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	281,104	250,792
Restricted cash	582	571
Term deposits	137,905	120,375
Accounts receivable, net	1,922	1,179
Inventory	17,163	13,883
Deferred tax assets-Current	2,982	2,291
Prepaid expenses and other current assets	22,156	19,298

Total current assets	463,814	408,389

Property, plant and equipment, net	118,118	115,351
Land use right, net	3,403	3,425
Amounts due from related parties	396	579
Deferred tax assets	1,567	808
Long term deposit	3,664	3,093
Long term prepaid rent	1,851	2,253
Intangible assets	787	804
Goodwill	2,818	2,713
Long term investment	2	2

Total assets	596,420	537,417

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable-trade	11,038	6,197
Accrued expenses and other current liabilities	44,838	39,139
Income tax payable	5,750	6,769
Amount due to related parties	14	14
Deferred revenue	107,065	69,787

Total current liabilities	168,705	121,906

Deferred tax liabilities	137	141

Total long-term liabilities	137	141

Total liabilities	168,842	122,047

Total New Oriental Education & Technology Group Inc. shareholders’ equity	427,567	415,536

Noncontrolling interests	11	(166)

Total equity	427,578	415,370

Total liabilities and equity	596,420	537,417

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	74,303	51,337
Books and others	12,278	8,089

Total net revenues	86,581	59,426

Operating costs and expenses (note 1):
Cost of revenues	36,356	25,771
Selling and marketing	17,362	10,250
General and administrative	29,210	20,908

Total operating costs and expenses	82,928	56,929

Operating income	3,653	2,497

Other income, net	1,563	794

Provision (benefits) for income taxes	734	(413)
Less: Net income attributable to the noncontrolling interests (note 2)	(177)	(238)

Net income attributable to New Oriental Education & Technology Group Inc.	5,773	2,640

Net income per share attributable to New Oriental-Basic	0.04	0.02

Net income per share attributable to New Oriental-Diluted	0.04	0.02

Net income per ADS attributable to New Oriental-Basic (note 3)	0.15	0.07

Net income per ADS attributable to New Oriental-Diluted (note 3)	0.15	0.07

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	22	138
Selling and marketing	2	63
General and administrative	3,240	4,281

Total	3,264	4,482

Note 2: Amount in relation to noncontrolling interests, formerly named minority interest, for the three-month period ended May 31, 2009 is reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which was adopted by the Company on June 1, 2009.

Note 3: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	29,210	20,908

Share-based compensation expense in general and administrative expenses	3,240	4,281
Non-GAAP general and administrative expenses	25,970	16,627

Total operating costs and expenses	82,928	56,929

Share-based compensation expenses	3,264	4,482

Non-GAAP operating costs and expenses	79,664	52,447

Operating income	3,653	2,497

Share-based compensation expenses	3,264	4,482

Non-GAAP operating income	6,917	6,979

Operating margin	4.2%	4.2%
Non-GAAP operating margin	8.0%	11.7%

Net income attributable to New Oriental	5,773	2,640

Share-based compensation expense	3,264	4,482

Non-GAAP net income	9,037	7,122

Net income per ADS attributable to New Oriental- Basic (note 1)	0.15	0.07
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.15	0.07

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.24	0.19
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.23	0.19

Weighted average shares used in calculating basic net income per ADS (note 1)	151,530,498	149,633,634
Weighted average shares used in calculating diluted net income per ADS (note 1)	155,268,339	153,578,336

Note 1: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational Programs and services	352,857	266,389
Books and others	33,450	26,178

Total net revenues	386,307	292,567

Operating costs and expenses (note 1):
Cost of revenues	147,261	112,011
Selling and marketing	58,396	38,947
General and administrative	103,336	80,689

Total operating costs and expenses	308,993	231,647

Operating income	77,314	60,920

Other income, net	6,222	7,189

Provision for income taxes	(5,974)	(7,256)
Less: Net income attributable to the noncontrolling interests (note 2)	227	163

Net income attributable to New Oriental Education & Technology Group Inc.	77,789	61,016

Net income per share attributable to New Oriental-Basic	0.52	0.41

Net income per share attributable to New Oriental-Diluted	0.50	0.40

Net income per ADS attributable to New Oriental-Basic (note 3)	2.06	1.64

Net income per ADS attributable to New Oriental-Diluted (note 3)	2.01	1.59

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	657	316
Selling and marketing	117	225
General and administrative	15,409	16,209

Total	16,183	16,750

Note 2: Amount in relation to noncontrolling interests, formerly named minority interest, for the year ended May 31, 2009 is reclassified in accordance with authoritative guidance regarding the noncontrolling interests, which was adopted by the Company on June 1, 2009.

Note 3: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Year Ended May 31
	2010	2009
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	103,336	80,689
Share-based compensation expense in general and administrative expenses	15,409	16,209
Non-GAAP general and administrative expenses	87,927	64,480

Total operating costs and expenses	308,993	231,647
Share-based compensation expenses	16,183	16,750
Non-GAAP operating costs and expenses	292,810	214,897

Operating income	77,314	60,920
Share-based compensation expenses	16,183	16,750
Non-GAAP operating income	93,497	77,670

Operating margin	20.0%	20.8%
Non-GAAP operating margin	24.2%	26.5%

Net income attributable to New Oriental	77,789	61,016
Share-based compensation expense	16,183	16,750
Non-GAAP net income	93,972	77,766

Net income per ADS attributable to New Oriental - Basic (note 1)	2.06	1.64
Net income per ADS attributable to New Oriental - Diluted (note 1)	2.01	1.59

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	2.49	2.09

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	2.43	2.03

Weighted average shares used in calculating basic net income per ADS (note 1)	150,952,249	149,090,088
Weighted average shares used in calculating diluted net income per ADS (note 1)	154,831,633	153,528,383

Note 1: Each ADS represents four common shares.